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                           March 8, 2023

       L. Benjamin Ederington
       General Counsel
       Westlake Chemical Partners LP
       2801 Post Oak Boulevard, Suite 600
       Houston, Texas 77056

                                                        Re: Westlake Chemical
Partners LP
                                                            Registration
Statement on Form S-3
                                                            Filed March 1, 2023
                                                            File No. 333-270176

       Dear L. Benjamin Ederington:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at 202-551-4511 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Ramey Layne